SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

First PacTrust Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

33589V 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62845B 104

1)	NAME OF REPORTING PERSON First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [ ]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 0
	6)	SHARED VOTING POWER 435,733.97
	7)	SOLE DISPOSITIVE POWER 0
	8)	SHARED DISPOSITIVE POWER 435,733.97

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,733.97
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 62845B 104

ITEM 1(a)	NAME OF ISSUER: First PacTrust Bancorp, Inc. (the "Corporation")
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 610 Bay Boulevard, Chula Vista, California 91910
ITEM 2(a)	NAME OF PERSON FILING: First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan (the "KSOP").
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address of the KSOP is: 610 Bay Boulevard, Chula Vista, California 91910
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 33589V 10 1

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J); and
	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4
OWNERSHIP:

The KSOP holds an aggregate of 435,733.97 shares of Common Stock (4.1% of the outstanding shares of the Corporation's voting common stock).  The KSOP has shared voting and dispositive powers with respect to the shares held by the KSOP.

Pursuant to the KSOP, participants in the KSOP are entitled to instruct the KSOP trustee as to the voting of the shares allocated to their KSOP accounts.  On each issue with respect to which shareholders are entitled to vote, the trustee is required to vote the shares held by the KSOP which have not been allocated to participant accounts in the manner directed under the KSOP.

ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10.
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST PACTRUST BANCORP, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
By: Benefit Equity, Inc., as Administrator
Date: February 14, 2012	By:	/s/ Kory Ngo
	Name:	Kory Ngo
	Title:	Vice President